SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Calpian, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

13135X108
(CUSIP Number)

Hall Phoenix/Inwood, Ltd. 6801 Gaylord Parkway, Suite 100 Frisco, Texas 75034 Telephone No.: (972) 377-1100 Facsimile: (972) 377-1175
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e). 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Hall Phoenix/Inwood, Ltd. IRS EIN 75-2503042
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,133,333
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 7,133,333
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,133,333
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.26%
14	TYPE OF REPORTING PERSON PN

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SCHEDULE 13D

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Calpian, Inc. (the “Company”). The principal executive offices of the Company are located at 500 N. Akard Street, Suite 2850, Dallas, Texas 75201.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Hall Phoenix/Inwood, Ltd., a Texas limited partnership (the “Reporting Person”). The principal business of the Reporting Person is making investments in business operations of real estate and energy entities and marketable securities. The business address of the Reporting Person is 6801 Gaylord Parkway, Suite 100, Frisco, Texas 75034. The general partner of the Reporting Person is Phoenix Inwood Corporation, a Texas corporation (the “General Partner”). The principal business of the General Partner is to act as the general partner of the Reporting Person. The business address of the General Partner is 6801 Gaylord Parkway, Suite 100, Frisco, Texas 75034. The directors of the General Partner are: Craig Hall and Donald L. Braun (together, the “Directors”). The principal business address of each of the Directors is 6801 Gaylord Parkway, Suite 100, Frisco, Texas 75034. The executive officers of the General Partner are: Donald L. Braun, Larry E. Levey, Mark T. Depker and Bryan Tolbert (collectively, the “Executive Officers”). The principal business address of each of the Executive Officers is 6801 Gaylord Parkway, Suite 100, Frisco, Texas 75034.

During the last five years, none of the Reporting Person, the General Partner, the Directors or the Executive Officers (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) was a party to civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On September 17, 2015, the Reporting Person made a loan to the Company in the original principal amount of $2,000,000 (the “Loan”). The then outstanding principal amount of the Loan and any accrued and unpaid interest are convertible into shares of Common Stock of the Company at any time by the Reporting Person at a conversion price per share of the lower of (a) $0.60 or (b) 85% of the average volume weighted price of the Common Stock for the ten (10) trading days preceding the date on which the Reporting Person gives notice of its intent to convert (the “Conversion Price”). For purposes of reporting its beneficial ownership of shares of Common Stock pursuant to this Schedule 13D, the Reporting Person has used the $0.60 per share Conversion Price to determine the number of shares of Common Stock which it could acquire upon the conversion of the initial principal amount of the Loan into shares of Common Stock.

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In addition, on September 17, 2015, the Reporting Person entered into a Non-Exclusive Advisory Agreement with the Company, under which the Reporting Person will provide certain financial advisory services to the Company. In consideration for such services, the Company issued to the Reporting Person warrants to acquire an aggregate of 2,500,000 shares of Common Stock (the “Warrants”). The Warrants are exercisable at any time by the Reporting Person at an exercise price of $0.60 per share.

The total amount of funds used by the Reporting Person to make the Loan was $2,000,000, all of which was derived from working capital.

Item 4.	Purpose of the Transaction

The Reporting Person made the Loan to Company to provide the Company with capital for general corporate purposes. The Reporting Person has no plans or proposals that relate to or would result in any of the following actions:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of trust managers or management of the Company, including any plans or proposals to change the number or term of trust managers or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company's business or corporate structure;

(g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those enumerated above.

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Item 5.	Interest in Securities of the Company

The Reporting Person currently owns 1,000,000 shares of the Common Stock and may be deemed to beneficially own an aggregate of 7,133,333 shares of Common Stock, or approximately 15.26% of the outstanding shares of Common Stock, by virtue of the fact that the Loan, the Warrants and additional warrants previously acquired by the Reporting Person are immediately convertible and exercisable, respectively, by the Reporting Person into an aggregate of 6,133,333 shares of Common Stock.

The percentage of shares outstanding reported as beneficially owned by the Reporting Person herein on the date hereof is based upon 40,607,615 shares outstanding on February 13, 2015, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2014.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2015

HALL PHOENIX/INWOOD, LTD.,
A Delaware limited partnership

By:	Phoenix Inwood Corporation,
Its general partner

	By:	/s/ Bryan Tolbert
Bryan Tolbert
Vice President of Finance

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